AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES NEW RECORD QUARTERLY SILVER PRODUCTION AND SALES, INCLUDING 787,000 OUNCES PRODUCED AND 830,000 OUNCES SOLD

TORONTO, ONTARIO - April 16, 2026 - Americas Gold and Silver Corporation (the "Company" or "Americas") (TSX:USA; NYSE American: USAS) is pleased to announce record consolidated silver production of 787,000 ounces for the first quarter of 2026, an increase of 76% compared to 446,000 ounces in the first quarter of 2025. During the quarter, the Company sold a record 830,000 ounces due to a positive adjustment for timing of concentrate sales. Consolidated lead production for the quarter was 2.0 million pounds, consolidated copper production was 967,000 pounds, and consolidated antimony production was 137,000 pounds. Americas is also proud to report that it has achieved one year with no Lost Time Accidents (LTAs) at its Cosalá mine in Mexico. Production metrics split by operation are outlined in Table 1 below.

Table 1: Q1 2026 Production and Sales

	Galena	Cosalá	Consolidated
Silver Produced (oz)	424,686	362,239	786,925
Silver Sold (oz)	388,664	441,223	829,887
Total Silver Equivalent Produced (oz)¹	492,200	416,642	908,842
Total Silver Equivalent Sold (oz)¹	449,640	507,764	957,404
Copper Produced (lb)	218,103	748,449	966,552
Copper Sold (lb)	193,059	906,027	1,099,086
Lead Produced (lb)	1,950,014	-	1,950,014
Lead Sold (lb)	1,805,540	-	1,805,540
Antimony Produced (lb)	137,078	-	137,078
Antimony Sold (lb)	121,427	-	121,427

1. Silver equivalent ounces (AgEq) produced and sold were calculated based on all metals produced and sold at average realized silver, copper, lead, and antimony prices during each respective period (Q1-2026 consolidated realized prices were US$79.48/oz Ag, US$5.80/lb Cu, US$0.89/lb Pb, and US$11.03/lb Sb).

Americas' unaudited consolidated cash balance as at March 31, 2026 was a robust US$122.6 million, on track with expectations as the Company continued to deploy capital into its revitalization and growth plan.

During the second quarter, the company is on schedule to complete Phase 2 Upgrades to the No. 3 shaft which will increase skipping speeds to ~105 short tons per hour (stph). The upgrades include installation of the new braking system, a control system upgrade for future automation, a new communication system and semi-autonomous cages. The upgrades will be completed during a planned two week shut down during the quarter. The Company is rapidly improving communication technology throughout the mine which includes new fibre optics cables that will allow for real time tracking of mine equipment, mine-wide communication and future automation of numerous pieces of equipment. Construction of the surface paste fill plant has also commenced on schedule, with initial parts arriving recently at site and preparatory works underway.

Paul Andre Huet, Chairman and CEO, commented: "I am extremely pleased with our progress during the first quarter in which the Company achieved not only a new corporate quarterly production record, but also a significant new safety milestone at our Mexican operations: one full year with zero Lost Time Accidents (LTAs). What makes this new record even more exciting is that we are still in the early stages of our growth plans at our flagship Galena Complex where we also recently celebrated one year with no LTAs. Safety remains our highest priority, and these achievements reflect the strong safety culture developed by our teams.

The year ahead is pivotal for our operations at Galena with the Phase 2 upgrade at the No. 3 shaft set to begin this month which involves the installation of a new braking system allowing us to increase our skipping speeds to over 100 stph, an approximate 160% increase in hoisting capacity compared to 40 stph in 2024 when the Galena revitalization project began. This upgrade will boost our ore hoisting capability in the No. 3 shaft - a significant step forward for our operations as we continue to ramp up our tonnage resulting from the transition to Long Hole Stoping (LHS). We are also making progress towards the addition of a new surface paste plant, with advanced engineering complete and project construction underway. The new paste fill plant will reduce stope cycle times, allowing us to accelerate our transition to increased LHS.

In addition to the substantial capital investments we are making to grow production in a safe and rapid manner, we have also allocated investment for the largest drilling program in Company history with approximately 64,000 metres of exploration and infill drilling planned across our operations.

From a production and exploration perspective, Americas' aggressive growth trajectory remains on track to deliver full-year 2026 silver guidance of between 3.2 to 3.6 million ounces at all-in sustaining costs2 of US$30-US$35 per ounce. As previously indicated, the Company expects full year production to be weighted to the second half of the year with associated lower costs as we continue to invest in the growth of our operations.

With numerous projects designed and approved in 2025 now well underway, our strong operational start to the year puts us in a favorable position with respect to achieving our goals for 2026 as we continue our growth momentum. We look forward to providing further updates on our various projects and drilling over the course of this year."

2. Non-IFRS: the definition of this measure is included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, lead, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For further information, please contact:

Miranda Powell - Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential", "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information.

With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.